[CRM HOLDINGS, LTD. LETTERHEAD]
May 15, 2009
Via EDGAR and Overnight Delivery
Ms. Yolanda Crittendon
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3010
Washington, D.C. 20549

Re:	CRM Holdings, Ltd. Form 8-K, Item 4.01 Filed on May 6, 2009 File No. 001-32705
Dear Ms. Crittendon:
The following is in response to the letter dated May 7, 2009 from the Staff regarding the Form 8-K filed by CRM Holdings, Ltd. (the “Company”) on May 6, 2009. Included below is the text of the Staff’s comments followed by the Company’s response to each comment.
Form 8-K, Item 4.01
1.	The disclosure should also state whether during the registrant’s two most recent fiscal years and any subsequent interim period through the date of resignation, declination or dismissal there were any disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its reports. In the event of disagreement(s) and/or reportable event(s), provide the specific disclosures required by Item 304(a)(1)(iv) and (v) of Regulation S-K.

The Company has revised the disclosure regarding disagreements with the Company’s former accountant in accordance with the comment and has filed an amendment to the Form 8-K (“Form 8-K/A”).

Ms. Yolanda Crittendon
Securities and Exchange Commission
May 15, 2009

2.	To the extent that you make changes to the Form 8-K to comply with our comments, please obtain and file an updated Exhibit 16 letter from the former accountants stating whether the accountant agrees with the statements made in your revised Form 8-K.

An updated Exhibit 16 letter from the Company’s former accountant has been filed with the Form 8-K/A.
* * * * *
The Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding this filing, please do not hesitate to contact me at (845) 452-4100 ext. 2153, or by facsimile at (845) 483-7389.
Very truly yours,
CRM HOLINGS, LTD.
/s/ James J. Scardino
James J. Scardino
Chief Executive Officer
cc: Ms. Magali Welch (Johnson Lambert & Co. LLP )